Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-195169 of our report dated April 9, 2014 (June 9, 2014  as to the effects of the reverse stock split described in the last paragraph of Note 13) relating to the financial statements of Minerva Neurosciences, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 10, 2014